Delisting Determination,The Nasdaq Stock Market, LLC,
May 12, 2008, American Mold Guard, Inc. The Nasdaq Stock Market
LLC (the Exchange) has determined to remove from listing the common stock and warrants of American Mold Guard, Inc. (the Company), effective at the opening of the trading session on May 22, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4310(c)(3), 4350(c), 4350(d), 4300 and IM-4300.
The Company was notified of the
Staffs determination on April 9, 2008. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 21, 2008.